WORSLEY
DEVELOPMENT CAPITAL PROJECTS



BACKGROUND

The Worsley Alumina refinery is a low cost alumina producer located near Collie in the South West of Western Australia.

The ownership structure is an unincorporated joint venture with the following interests:

- Billiton Aluminium (RAA) Pty Ltd (56%)
- Billiton Aluminium (Worsley) Pty Ltd (30%)
- Japan Alumina Associates (Australia) Pty Ltd (10%)
- Sojitz Alumina Pty Ltd (4%)

Bauxite mining takes place on the eastern edge of the Darling Range, near Boddington. Bauxite is currently extracted at the rate of 11.8 million tonnes per annum.

Bauxite is crushed and transported 51 kilometres by a two flight cable belt conveyor system to the refinery site at Worsley.

The bauxite is processed, separating the alumina product which is then transported by rail and exported through the Port of Bunbury 60 kilometres away.

Approximately 1500 people including contractors are employed at the mine site and the refinery.

PRODUCTION INCREASE TO 3.5 MILLION TONNES PER ANNUM

BHP Billiton has now approved a sum of US $165 million, being its share of a total project cost of US $192 million, to lift capacity at the Worsley operation by 250,000 tonnes to 3.5 million tonnes per annum referred to as the Development Capital Projects (DCP).

Joint venture participants Japan Alumina Associates (Australia) Pty Ltd and Sojitz Alumina Pty Ltd have approved their share of the project cost.

The DCP will be achieved through a series of 28 separate packages of work that will result in additional incremental capacity to 3.5 million tonnes per annum.

The larger packages involve additions to the precipitation circuit, additional bauxite residue washing and disposal facilities plus utilities and electrical infrastructure upgrades.

This series of work packages will take place in conjunction with the normal capital works of approximately AUS $60 million per annum which occur throughout the refinery site.



Integration of the various work packages has been carefully planned to minimise interruptions to the existing operation and to take opportunities presented by the existing plant shutdowns.

Commissioning and completion of the DCP is expected by the end of Q1 CY06 with the resulting production ramp up to be achieved by the end of Q2 CY06.

A key objective of the project is to deliver superior safety and health outcomes consistent with the BHP Billiton aim of Zero Harm.

Specific environmental approval has been obtained for the capacity increase to 3.5 million tonnes per annum and the bauxite to support the Worsley operation will continue to be mined within the previously approved Principle Bauxite Area as defined in the Public Environment Review.

Unit greenhouse gas emissions as a result of the DCP will reduce by 2.4% on the achievement of 3.5 million tonnes per annum.

The additional capacity for the Worsley operation is underpinned by strong growth in alumina demand driven by a strengthening Chinese and world economy.

Worsley refinery remains one of the world's lowest cash cost alumina producers and the capacity increase generated by the DCP will continue to allow Worsley Alumina to maintain this position.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements about BHP Billiton's development and capital expenditure plans and future production. Words such as "will," "is expected to," "is estimated to" and similar expressions are intended to identify such forward-looking statements. The statements are based on management's current expectations, estimates and projections; are not guarantees of future performance; and are subject to certain risks, uncertainties and other factors, some of which are beyond BHP Billiton's control and are difficult to predict. Certain factors that could cause actual results to differ materially are discussed in the sections entitled "Risk Factors" and "Operating and Financial Review and Prospects - General factors affecting our operating results" included in our annual report on Form 20-F for the fiscal year ended June 30, 2003, which we filed with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. Unless legally required, BHP Billiton undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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BHP Billiton Investor Relations and Communications

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Mark Lidiard, Vice President, Investor Relations & Communications
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